ANADARKO PETROLEUM CORPORATION	MAIN: 832 636-1000 • DIRECT 832-636-7788 • EMAIL: chris.champion@anadarko.com 9950 WOODLOCH FOREST DRIVE • THE WOODLANDS, TX 77380 P.O. BOX 1330 * HOUSTON, TX 77251-1330 (MAIL)

November 1, 2016
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Anadarko Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Response Dated September 30, 2016
File No. 1-08968
Ladies and Gentlemen:
Set forth below are the responses of Anadarko Petroleum Corporation (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2016, with respect to our Response Dated September 30, 2016, File No. 1-08968, filed with the Commission on September 30, 2016 regarding our Form 10-K for Fiscal Year Ended December 31, 2015, File No. 1-08968, filed with the Commission on February 17, 2016 (the “2015 Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized font. All references to page numbers and captions correspond to the 2015 Form 10-K unless otherwise specified.
Form 10-K for Fiscal Year Ended December 31, 2015
Business and Properties, page 2
Oil and Gas Properties and Activities, page 4
Drilling Statistics, page 19

1.
Please clarify for us the extent to which any of the development wells identified in your response to prior comment 5 will not be completed and the related proved undeveloped reserves converted to developed status within five years of initial disclosure. If there are any such wells, provide us with the net quantities of proved reserves, and an explanation of the circumstances that would justify a time period longer than five years to conclude the development of those reserves.

Mr. H. Roger Schwall
Securities and Exchange Commission
November 1, 2016

RESPONSE:    Two of the 345.6 net wells in our response to prior comment 5 had proved undeveloped reserves scheduled to be converted to developed status beyond five years.  These wells had combined net proved reserves of 6 MMBOE, ninety percent of which were associated with a Gulf of Mexico (GOM) well.  The development time for the GOM well was longer than five years primarily as a result of delays associated with the 2010 deep-water GOM moratorium.  The GOM well was completed and converted to developed status in 2016.

2.	Please clarify for us why proved reserves were not assigned to the 172.5 net development wells identified in your response to prior comment 5.
RESPONSE:    Proved reserves were not assigned to the 172.5 net development wells identified in our previous response as a result of the lack of economic viability at the average beginning-of-the-month prices, the proximity of certain shale play wells to the nearest producing well, or the timing associated with receipt of data necessary to recognize proved reserves, for example, data associated with non-operated wells.

3.
Your response to prior comment 5 states that no proved reserves were assigned to exploratory wells as of December 31, 2015. Tell us how many of your exploratory wells will not be completed until commodity prices improve and quantify the related capitalized suspended exploratory well costs as of December 31, 2015 and September 30, 2016. Your response should explain why the continued capitalization of these costs is appropriate. Refer to FASB ASC 932-360-35-13 and 932-260-35-18 through 35-20.

RESPONSE:    While commodity prices affect our capital funding capacity, as of December 31, 2015, and September 30, 2016, we have no exploratory wells with capitalized costs awaiting completion until commodity prices improve. We respectfully refer the Staff to Footnote 6 – Suspended Exploratory Well Costs on page 102 of the 2015 Form 10-K, which provides further detail of our significant suspended exploratory well costs and disclosure for suspended exploratory well costs that were expensed in the third quarter of 2015 related to Brazil, where the company does not expect to have substantive exploration and development activities in the current commodity price environment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Outlook, page 51
Proved Reserves, page 53

4.
In response to prior comment 7, you state that you will update or expand your disclosures to the extent appropriate if you determine in the future that significant negative price-related reserves revisions are reasonably likely. Section III.B.3. of SEC Release No. 33-8350 states that disclosure quantifying the material effects of known material trends and uncertainties may be required to the extent material if quantitative information is reasonably available. Confirm that you will provide disclosure quantifying the impact of trends in commodity prices to your reported proved reserve volumes if material.

Mr. H. Roger Schwall
Securities and Exchange Commission
November 1, 2016

RESPONSE:     We acknowledge the Staff’s request for us to clarify our intention with respect to updating and expanding our disclosures if we determine that significant negative price-related revisions are reasonably likely. As commodity prices are volatile and outside of our control, we cannot predict future commodity prices with reasonable certainty. We will continue to monitor current commodity prices and, if the prevailing future commodity strip pricing is below the corresponding twelve-month average prices and the resulting impact of those negative price-related revisions are reasonably likely to have a material impact on the financial statements, for example, through impairments of long-lived assets or higher depletion expense, we will quantify the potential price impact on the ending reserves balance.
Critical Accounting Estimates, page 77
Property Impairments, page 78

5.
Please revise the disclosure regarding your critical accounting policies for property impairments to provide information regarding the key assumptions used to estimate undiscounted future net cash flows consistent with your response to prior comment 8. As noted in our prior comment, this disclosure should also explain the material implications of uncertainties associated with your key assumptions.

RESPONSE:    We respectfully refer the Staff to our disclosure in the Management’s Discussion and Analysis – Outlook – Potential for Future Impairments section on page 37 of the Company’s Form 10-Q for the quarterly period ended September 30, 2016, filed on October 31, 2016, that provides the information included with our previous response to comment 8. In addition, such disclosure addresses the material implication of uncertainties associated with our key assumptions. We will also include this information in our Critical Accounting Estimates in our Form 10-K for the fiscal year ended December 31, 2016.
For your convenience, an excerpt from our Form 10-Q for the quarterly period ended September 30, 2016, is included below:
Potential for Future Impairments  Properties and equipment are reviewed for impairment when facts and circumstances indicate that net book values may not be recoverable. In performing this review, an undiscounted cash flow test is performed at the lowest level for which identifiable cash flows are independent of cash flows from other assets. If the sum of the undiscounted future net cash flows is less than the net book value of the property, the property’s fair value is estimated and an impairment loss is recognized for the excess, if any, of the property’s net book value over its estimated fair value. The primary assumptions used to estimate expected undiscounted future net cash flows include anticipated future production, commodity prices, and capital and operating costs. Unfavorable changes in any of these assumptions could result in a reduction in undiscounted future cash flows and could indicate property impairment. Uncertainties related to the primary assumptions could affect

Mr. H. Roger Schwall
Securities and Exchange Commission
November 1, 2016

the timing of an impairment. In most cases, the assumption that generates the most variability in undiscounted future net cash flows is future oil and gas prices. For impairment testing, the Company used the five-year forward strip prices for oil and natural gas, with prices subsequent to the fifth year held constant as the benchmark price in the undiscounted future net cash flows. Capital and operating costs were estimated assuming 0% escalation for years where the average oil strip price was below $50 per barrel (Bbl) and 1% escalation for years where the average oil strip price exceeded $50 per Bbl.

6.
Your response to prior comment 9 states that the asset group described as being at risk of impairment in your Form 10-K is a group of oil and gas assets and a gathering system located in the United States for which the cash flows of the gathering system are not largely independent of the cash flows for the oil and gas assets. More specifically describe your reasons for grouping these assets for purposes of impairment testing in the context of your accounting policy and FASB ASC 360-10-35-23. As part of your response, identify the location of these assets, tell us more about the gathering system, and explain in greater detail why you do not believe that the cash flows of this midstream asset are largely independent from the cash flows of the oil and gas assets.

RESPONSE:    This asset group was a group of oil and gas and midstream gathering assets located in Southwest Texas. Anadarko operates and has an approximate 50% ownership in both the oil and gas and midstream gathering assets. In addition, the other working interest owners also have substantially symmetrical ownership interests in both the oil and gas and in the midstream gathering assets. The oil and gas and gathering infrastructure was jointly developed over the past several years.
Throughput of the gathering system is entirely sourced from 100% of the hydrocarbons produced from this oil and gas field. Gas is gathered under one master contract between Anadarko’s midstream and oil and gas businesses, as Anadarko is the operator of both assets. We considered whether alternative options for gathering services would be available to the oil and gas assets and whether oil and gas production could be replaced if either asset were to shut down. We concluded, in the case of both assets, that alternative options are not available.

Based on the above, we concluded that the cash flows of the oil and gas business were interdependent on receiving gathering services from the midstream asset, and the cash flows of the midstream gathering assets were interdependent on the oil and gas production activities of this field.

Mr. H. Roger Schwall
Securities and Exchange Commission
November 1, 2016

Therefore, consistent with FASB ASC 360-10-35-23, we grouped the oil and gas and midstream gathering assets together for impairment testing as this grouping represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As referred to above, we do not believe that the cash flows associated with this midstream asset are largely independent from the cash flows of the oil and gas assets because the revenues of the midstream assets are entirely dependent on the associated oil and gas assets and the assets were constructed for the purpose of gathering the production volumes from the associated oil and gas field.

*	*	*	*	*

Mr. H. Roger Schwall
Securities and Exchange Commission
November 1, 2016

If you have further questions or comments, or if you require additional information, please contact Chris Champion at (832) 636-7788.
Very truly yours,

ANADARKO PETROLEUM CORPORATION

By:	/s/ CHRISTOPHER O. CHAMPION
Name:	Christopher O. Champion
Title:	Vice President, Chief Accounting Officer and Controller

Enclosures

cc:	Eric D. Mullins, Chairperson, Audit Committee
Robert G. Gwin, Executive Vice President, Finance and Chief Financial Officer
Amanda M. McMillian, Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Mark L. Zajac, KPMG LLP
T. Mark Kelly, Vinson & Elkins L.L.P.